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                                                                      EXHIBIT 4

                            [TRACINDA LETTERHEAD]


April 12, 1995


Mr. Robert J. Eaton
Chairman of the Board and
Chief Executive Officer
Chrysler Corporation
12000 Chrysler Drive
Highland Park, Michigan 48288

Dear Mr. Eaton:

        Tracinda Corporation ("Tracinda") is pleased to make an offer to purchase all outstanding shares of Common Stock of Chrysler Corporation ("Chrysler" or the "Company"), at a purchase price of $55 per share in cash. The purchase price represents a premium of approximately 40% over the closing price of the Common Stock on April 11, 1995, the last trading day prior to the date of this letter, and, based upon the approximately 415 million fully diluted outstanding shares of Chrysler Common Stock, values the equity of the Company at more than $22.8 billion.

        The transaction we are proposing involves no fundamental changes in the Company, its business prospects, its management and its relationships with its various constituencies. As we have stated previously, we recognize the role the Company's management has performed. We believe management's continued efforts are crucial to the future operational success of the Company, and our proposal contemplates no change in senior management of the Company. Importantly, there are no planned workforce reductions and no concessions would be sought from employees. We are eager to work with the leaders of Chrysler's union workers and with management to ensure that all employees see tangible benefits from this transaction. The only change we propose is to provide the Company's shareholders with a substantial premium for their shares.

        Our proposal is subject to the execution and delivery of a definitive agreement relating to this transaction. The agreement would contain customary terms and conditions, including conditions with respect to the receipt of all necessary corporate approvals by the Company, the obtaining of all required governmental and regulatory approvals, and the obtaining of financing. Given the strong financial position of Chrysler and the significant equity component of the transaction, which will include Tracinda's entire equity investment in the Company, it is apparent to us that this transaction is readily financeable. Now that information regarding our proposal is
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Mr. Robert Eaton
April 12, 1995


publicly available, we will promptly contact potential sources of financing so that our financing arrangements can be completed as soon as possible. We anticipate that Chrysler will continue to have a conservative balance sheet following the transaction. In fact, after the transaction is completed, Chrysler will have a lower debt-to-capital ratio than either General Motors or Ford, and its free cash flow will remain virtually unchanged without any reduction in the Company's capital expenditures program.

        We recognize that the Board of Directors has the fiduciary duty to maximize value for all shareholders. Accordingly, we will not request any lock up or no shop provisions that could in any way curtail the ability of the Board to discharge its duties. We believe that, if the Company responds promptly to our proposal, this transaction can be completed by year end.

        This transaction affords Chrysler shareholders the opportunity to receive a significant premium for their Chrysler stock, without adversely impacting the Company's employees and retirees, labor organizations, creditors, customers, suppliers, dealers and the communities in which Chrysler does business. Under these circumstances, we believe that this transaction is in the best interests of Chrysler, its shareholders and all other constituencies.

        We look forward to meeting with you to discuss this proposal further. We are eager to proceed promptly and, accordingly, would appreciate hearing from you at your earliest convenience.

                                        Sincerely,


                                        TRACINDA CORPORATION

                                        By:  Anthony Mandekic
                                           -------------------------------
                                             Anthony Mandekic
                                             Secretary/Treasurer